SOCOTHERM AMERICAS S.A.

SERVING THE ENERGY TRANSPORTATION INDUSTRY

DOMICILIO LEGAL
25 DE MAYO 565 - 4° piso
(1002) Buenos Aires
República Argentina
Tel: +54-11-4312-9960/9961
Fax: +54-11 - 4313-1653

09046399

June 12, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Paul Dudek
100 F Street, NE
Washington, D.C. 20549 USA
Mailstop: Room 3628

SUPPL

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (Exemption Number 082-35145)

Ladies and Gentlemen:

We, **Socotherm Americas S.A.**, Exemption Number 082-35145, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

www.socotherm.com.ar

Please let us know if you have any questions. Thank you.

Very truly yours,

Socotherm Americas S.A.

By: SOCOTHERM AMERICAS. SA.

Name: CARLOS M. MORLA.

Title: VICE-PRESIDENT.

dlw 6/25

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